November 14, 2007

By EDGAR Transmission

Mr. Hugh Fuller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Majesco Entertainment Company Registration Statement on Form S-3 Filed September 21, 2007 File #333-146253

Dear Mr. Fuller:

On behalf of Majesco Entertainment Company (“Majesco”), we hereby submit this Amendment to our Form S-3 (the “Form S-3”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”) set forth in the Staff’s letter, dated October 19, 2007, with respect to the Form S-3.

We understand and confirm that:

•	Majesco is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Majesco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-3

Selling Stockholders, page 12

1.

With respect to the shares to be offered for resale by CAMOFI Master LDC, Gruber & McBaine International, Lagunitas Partners, L.P., MDB Capital Group, LLC, and Rajo Capital Management, please disclose the natural person or persons who exercise voting and dispositive powers over the shares held by these non-public entities. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of the March 1999 Supplement to the Manual.

RESPONSE:

We have included the requested disclosures in revised notes to the Selling Stockholders’ table.

2.	Tell us whether any of the selling security holders are registered broker-dealers other than MDB Capital Group, LLC. Also tell us whether there are any affiliates of registered broker-dealers.

RESPONSE:

We have included disclosures as to Mr. Anthony DiGiandomenico, a selling stockholder, who is a registered principal of, and affiliate of, MDB Capital Group, LLC. No other selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

Item 17. Undertakings, page 19

3.	We are unclear why you have included the Rule 430B undertaking. Please revise.

RESPONSE:

We have removed the Rule 430B undertaking.

Signatures

4.	The signatures must include that of the controller or principal accounting officer. Please see Instruction 1 to Signatures in Form S-3.

RESPONSE:

We have conformed the signatures to comply with Instruction 1 to Signatures in Form S-3, so that the signing officers are clearly identified as the Principal Executive Officer and Principal Financial and Accounting Officer, respectively.

* * * * *

If you have any further questions or comments, please do not hesitate to contact me or our attorney, David M. Warburg, at Thelen Reid Brown Raysman & Steiner LLP, 875 Third Avenue, New York, New York 10022; telephone: (212) 603-2214; facsimile (212) 603-2001.

Sincerely,
MAJESCO ENTERTAINMENT COMPANY
By:	/s/ John Gross
Name:	John Gross
Title:	Executive Vice President and Chief Financial Officer
CC:	Barbara C. Jacobs